DIANE D. DALMY
                                 ATTORNEY AT LAW
                              8965 W. CORNELL PLACE
                            LAKEWOOD, COLORADO 80227
                            303.985.9324 (telephone)
                            303.988.6954 (facsimile)
                           email: ddalmy@earthlink.net


April 30, 2009

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director
      Douglas Brown, Staff Attorney

Re: Northern Explorations Ltd.
    Preliminary Proxy Statement on Schedule 14C Filed November 3, 2008 Amendment No. 4 to Form 10-KSB for Fiscal Year Ended March 31, 2008
    Filed March 11, 2009
    Form 10-Q for the Quarter Ended June 30, 2008 Filed August 27, 2008
    Form 10-Q for the Quarter Ended September 30, 2008 Filed November 14, 2008 Form 10-Q for the Quarter Ended December 31, 2008 Filed February 10, 2009 Preliminary Proxy Statement on Schedule 14C Filed April 16, 2009
    File no. 333-125068

To Whom It May Concern:

On behalf of Northern Explorations Ltd., a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated April 28, 2009 (the "SEC Letter") regarding Amendment No. 4 to the Form 10-KSB for fiscal year ended March 31, 2008 (the "Annual Report"), the Preliminary Proxy Statement on
Schedule 14C (the "Proxy Statement"), and associated Form 10-Qs (the "Quarterly Reports").

Securities and Exchange Commission
Page Two
April 30, 2009


GENERAL

1. In accordance with the staff's comments, we will provide the respective pages as amended via facsimile to indicate where revisions were made.

SCHEDULE 14C FILED NOVEMBER 3, 2008

2. In accordance with our telephone conversation of April 29, 2009, we hereby confirm our intent to abandon the Preliminary Proxy Statement on Form 14C filed on November 3, 2008.

FORM 10-KSB FOR FISCAL YEAR ENDED MARCH 31, 2008

FINANCIAL DISCLOSURE CONTROLS AND PROCEDURES, PAGE 32

3. In accordance with the staff's request, the Annual Report on Form 10-KSB has been further amended to indicate when the material weakness in its internal controls over financial reporting first began. The Company has stated that such weakness commenced at its inception.

4. In accordance with the staff's request, the Annual Report on Form 10-KSB has been further amended to identify the material costs that will be associated with the specific steps the Company will be taking to remediate the material weakness.

5. In accordance with the staff's request, the Form 10-Qs for quarters ended June 30, 2008, September 30, 2008 and December 31, 2008 have been amended to reflect that management continues to believe that the Company's disclosure controls and procedures were deficient.

6. In accordance with the staff's request, the Annual Report on Form 10-KSB has been further revised to include disclosure in Item 9 that the Company does not have an audit committee, that it anticipates establishing an audit committee and the functions of the Board of Directors in light of the fact that the Company does not have an audit committee.

Sincerely,


/s/ Diane D. Dalmy
-----------------------------
Diane D. Dalmy